UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AiXin Life International, Inc.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

009603 20 0
(CUSIP Number)

Quanzhong Lin

Hongxing International Business Building 2, 14th FL

No. 69 Qingyun South Ave., Jinjiang District

Chengdu City, Sichuan Province, China

Telephone Number +86-15183310999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009603 20 0

(1)		Names of reporting persons

Quanzhong Lin
(2)		Check the appropriate box if a member of a group (see instructions)

(a) ☐
(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

PF, OO
(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)		Citizenship or place of organization

People’s Republic of China
Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power

29,069,353
	(8)	Shared voting power

-0-
	(9)	Sole dispositive power

29,069,353
	(10)	Shared dispositive power

-0-
(11)		Aggregate amount beneficially owned by each reporting person

29,069,353
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)		Percent of class represented by amount in Row (11)

58.14 (A)
(14)		Type of reporting person (see instructions)

IN

(A) Based upon 49,999,891 shares reported outstanding as of January 17, 2023.

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ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, $0.00001 par value per share, of Aixin Life International, Inc. (“Issuer”).

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Quanzhong Lin referred to as the “Reporting Person.” This is the initial Schedule 13D filed by the Reporting Person with respect to his interest in securities of the Issuer.

(b) The address of the principal office of the Reporting Person is c/o Aixin Life International, Inc., Hongxing International Business Building 2, 14th FL, No. 69 Qingyun South Ave., Jinjiang District, Chengdu City, Sichuan Province, China.

(c) The Reporting Person is a shareholder, a director, Chief Executive Officer and the President of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

A portion of the common stock of the Issuer attributed to the Reporting Person was acquired with his personal funds and the balance was received in exchange for all of the outstanding shares of Aixin (BVI) International Group Co., Ltd. (“Aixin BVI”). Specifically, on December 21, 2016, the Reporting Peron entered into a purchase agreement pursuant to which he purchased 7,380,352 shares of the Issuer’s common stock, approximately 65% of the shares of common stock then outstanding, from China Concentric Capital Group Ltd. for $300,000. Upon closing of the transaction, the Reporting Person was appointed as a director, President and Chief Executive Officer of the Issuer. Subsequently, pursuant to a Share Exchange Agreement dated December 12, 2017, the Reporting Person acquired 56,838,151 shares of the common stock of the Issuer in exchange for all of the outstanding shares of Aixin (BVI), then the indirect owner of all of the capital stock of Chengdu Aixin Zhonghong Biological Technology Co., Ltd., a Chinese limited company based in Chengdu. As a result of the consummation of the Share Exchange Agreement Mr. Lin owned 80.78% of the shares of common stock of the Issuer then outstanding. All share and per share numbers in this Schedule give effect to a 1 for 4 reverse stock split of the common stock of the Issuer effected October 27, 2020.

In June 2020, the Reporting Person contributed 35,049,685 shares of common stock to the capital of the Company, reducing the number of shares held by him to 29,069,353 or 58.14% of the outstanding shares of common stock of the Issuer.

Each of the transactions between the Reporting Person and the Issuer is described in a Report of the Issuer on Form 8-K, Form 10-Q or Form 10-K, as applicable, and open market and private purchases of common stock have been reported on a Report on Form 3.

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ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the Issuer’s common stock for investment purposes.

Since February 2017, the Reporting Person has been a member and the Chairman of the Board of Directors of the Issuer. In this capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacity as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investment in the Issuer. Depending on the factors discussed below and other factors, and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of his securities of the Issuer or make proposals to the Issuer. Subject to compliance with applicable laws and the Issuer’s policies, any transactions or activities that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Issuer have occurred or may occur; the securities markets in general and those for the Issuer’s securities in particular; the financial condition, results of operations and prospects of the Issuer; management and corporate governance of the Issuer; general economic, financial market and industry conditions; other investment and business opportunities available to the Reporting Person; tax considerations; and other factors.

Other than as described in this Item 4, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of shares of common stock and percentage of common stock of the Issuer owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Statement for the number of common stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	During the past sixty days fees, the Reporting Person has not effected any transactions in the Issuer’s common stock.

(d)	To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 13, 2023

Signature	/s/ Quanzhong Lin
Name/Title	Quanzhong Lin

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